EXHIBIT 4.1

                                   RESOLUTIONS

     WHEREAS, the Company is indebted to the members of its Board of Directors for services rendered and expenses incurred in connection with the business of the Company.

RESOLVED, that in payment for past due fees and expenses to the members of the Board of Directors and in lieu of cash the Company hereby grants each Director 50,000 shares of the Company's common stock, valued at $.20 per share, to be registered in a registration statement on Form S-8 to be filed with the Securities and Exchange Commission ("SEC") promptly after the Company becomes current in all if its filing obligations under the Securities Exchange Act of 1934 (the "Exchange Act").